Exhibit 99.1

Annual General Meeting in Forward Pharma A/S

NOTICE TO CONVENE ANNUAL GENERAL MEETING

The annual general meeting in Forward Pharma A/S will be held on

Wednesday 8 May 2019 at 2.00 pm (CET)

at the company’s premises, Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark.

AGENDA

(a)   The board of directors’ report on the company’s activities in the past financial year.

(b)   Presentation and adoption of the audited annual report;

(c)   Distribution of profit or covering of loss according to the adopted annual report;

(d)   Discharge of the board of directors and the management board;

(e)   Election of members to the board of directors;

(f)    Election of auditor;

(g)   Any proposals from the board of directors or shareholders; and

(h)   Any other business.

ELABORATION ON ITEMS ON THE AGENDA

Item (b):

The board of directors proposes that the audited annual report for 2018 is adopted by the general meeting.

Item (c):

The board of directors proposes that the result for the accounting year 2018 be carried forward by transfer to the next financial year.

Item (d):

The board of directors proposes that the discharge of the board of directors and the management board is approved.

Item (e):

All members of the board of directors consisting of Florian Schönharting (chairman), Duncan Charles McNaught Moore, Torsten Goesch, Grant Hellier Lawrence and Jakob Mosegaard Larsen, are up for election. The board of directors proposes re-election of all members of the board of directors. Information about the education, competences and experience of the candidates is included in Appendix 1.

Item (f):

According to clause 13.1 of the articles of association, the company’s auditor is elected for a term of one year. The board of directors proposes that Ernst & Young Godkendt Revisionspartnerselskab, CVR-no. 30700228, is re-elected.

Item (g):

1.

The board of directors proposes that the authorization given to the board of directors in article 3.2 of the articles of association to issue warrants and the corresponding underlying shares to employees, members of the management, members of the board of directors, and consultants is extended until 1 May 2024. The amended article 3.2 will read as follows:

“In the period until 1 May 2024, the board of directors is authorized, in one or more rounds, without pre-emption rights for the company’s existing share-holders, to issue up to 53,400,000 warrants (of which 51,261,480 have already been issued prior to the extension of the authorization on 7 May 2019), which each entitles the holder to subscribe for one share of nominally DKK 0.01, to the company’s employees, members of the management, members of the board of directors, and consultants and/or employees, members of the management, members of the board of directors and consultants of its subsidiaries. The board of directors may also use this authorization to issue new warrants in replacement of existing, unexercised warrants held by former employees, members of the management, members of the board of directors and consultants of the company and its subsidiaries. The board of directors is further authorized to implement the capital increases required for this purpose by up to nominally DKK 534,000, i.e. up to 53,400,000 shares of nominally DKK 0.01 each. The subscription price for the new shares that may be subscribed for by exercise of the warrants in question shall be fixed by the board of directors and may be lower than the market price at the time of issue of the warrants. Other terms and conditions for the warrants, which can be issued by the board of directors according to the authorization, shall be fixed by the board of directors.”

Article 3.3 of the articles of association shall apply to the shares issued pursuant to the above authorization:

“For shares issued pursuant to the authorization in article 3.2 the following shall apply:

that no partial payment may take place;

that the subscription shall be effected without pre-emption rights of the existing shareholders; that the shares shall be subscribed for against payment of cash;

that the shares shall be non-negotiable instruments

that the shares shall be made out in the name of the holder and registered in the name of the holder in the company's register of shareholders; and

that the shares in every respect shall carry the same rights as the existing shares.

The board of directors is entitled to make such amendments to the articles of association as may be required as a result of the capital increase.”

The purpose of the proposal is to ensure that the board of directors continues to have sufficient flexibility to incentivize employees, members of the management, members of the board of directors, and consultants and to potentially replace existing, unexercised warrants with new warrants, if deemed appropriate and in the best interest of the company by the board of directors.

2.

The board of directors proposes that the authorization given to the board of directors in article 3.4 of the articles of association to issue shares to employees, members of the management, members of the board of directors, and consultants is extended until 1 May 2024. The amended article 3.4 will read as follows:

“In the period until 1 May 2024, the board of directors is authorized to increase the share capital of the company, in one or more rounds and without pre-emptive subscription rights for the existing shareholders, by up to nominally DKK 214,000 , i.e. up to 21,400,000 shares of nominally DKK 0.01 each, by issuance of shares to the company’s employees, members of the management, members of the board of directors, and consultants and/or employees, members of the management, members of the board of directors and consultants of its subsidiaries. The new shares are issued at a price determined by the board of directors, which may be lower than the market price. Other terms and conditions for such issue of shares, which can be issued by the board of directors according to the authorization, shall be fixed by the board of directors.”

Article 3.5 of the articles of association shall apply to the shares issued pursuant to the above auhorization:

“For shares issued pursuant to the authorization in article 3. 4 the following shall apply:

that no partial payment may take place;

that the subscription shall be effected without pre-emption rights of the existing shareholders; that the shares shall be subscribed for against payment of cash;

that the shares shall be non-negotiable instruments;

that the shares shall be made out in the name of the holder and registered in the name of the holder in the company's register of shareholders; and

that the shares in every respect shall carry the same rights as the existing shares.

The board of directors is entitled to make such amendments to the articles of association as may be required as a result of the capital increase.”

The purpose of the proposal is to ensure that the board of directors continues to have sufficient flexibility to incentivize employees, members of the management, members of the board of directors, and consultants.

3.

The board of directors proposes that the authorization given to the board of directors in article 3.6 of the articles of association to issue shares is extended until 1 May 2024. The amended article 3.6 will read as follows:

“The board of directors is authorised in the period until 1 May 2024 to resolve to increase the Company's share capital in one or more issues by up to a total nominal amount of DKK 1,000,000 by issuance of up to 100,000,000 shares of DKK 0.01 each at a price determined by the board of directors, which may be lower than the market price.”

Article 3.7 of the articles of association shall apply to the shares issued pursuant to the above authorization:

“For shares issued pursuant to the authorization in article 3.6 the following shall apply:

that no partial payment may take place;

that the subscription shall be effected without pre-emption rights of the existing shareholders; that the shares shall be subscribed for against payment of cash, contribution in kind or conversion of debt;

that the shares shall be non-negotiable instruments; and

that the shares shall be made out in the name of the holder and registered in the name of the holder in the company's register of shareholders.

The board of directors is entitled to make such amendments to the articles of association as may be required as a result of the capital increase.”

The purpose of the proposal is, among others, to ensure that the board of directors continues to have sufficient flexibility to capitalize the Company, if need be.

4.

The board of directors proposes that the authorization given to the board of directors in article 4.2 of the articles of association to buy own shares is extended until 1 May 2024. The amended article 4.2 will read as follows:

“In the period until 1 May 2024, the board of directors is authorized to have the company acquire own shares to such extent that the nominal value of the company's aggregate holding of own shares at no time may exceed 10 percent of the share capital. The price payable for the shares in question may not deviate by more than 20 percent from the following price: The prevailing quoted price at the time of the acquisition applicable to the American Depositary Shares related to the company's shares traded under ISIN code US34986J1051 at NASDAQ Global Select Market, New York, divided by 2 (equalling the number of underlying shares in the company per American Depositary Share). The authorization can be utilized to (i) acquire own shares directly, and/or (ii) acquire American Depositary Shares which can then be surrendered to the depository bank enabling the company to take delivery of the underlying shares represented by such American Depository Shares.”

Item (h):

No decisions or proposals can be adopted under item ( h).

ADDITIONAL INFORMATION

Majority requirements

All proposals under agenda items (b) – (f) may be adopted by a simple majority of votes. All proposals under agenda (g) may be adopted by a majority of at least nine-tenths of the votes cast as well as at least nine-tenths of the share capital represented at the general meeting.

Share capital

The current share capital of the company is DKK 950,738.64, divided into 95,073,864 shares of DKK 0.01 each. Each share of DKK 0.01 carries one vote.

Record date

The record date is Wednesday 1 May 2019 end of day (CET).

Participation and voting rights

The right of a shareholder to attend and vote at a general meeting is determined by the shares held by the shareholder at the record date.

The number of shares held by each shareholder at the record date shall be calculated based on (i) the number of shares registered in the company’s register of shareholders and (ii) any notification of ownership received by the company but not yet registered in the company’s register of shareholders.

Participation is conditional on the shareholder having obtained an admission card in due time.

How to obtain an admission card

Access to the annual general meeting is conditional on the shareholder having requested an admission card by Friday 3 May 2019 end of day (CET).

Admission cards for the annual general meeting may be obtained by:

-	contacting Forward Pharma A/S by phone +45 33 44 42 42, or

-	returning the attached request for admission card form, duly completed and signed, by email to cbs@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

How to submit a proxy

Proxies shall be submitted by Tuesday 7 May 2019 end of day (CET). Voting instructions by proxy may be completed and submitted by:

-	returning the attached proxy form, duly completed and signed, by email to cbs@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

From shareholders unable to attend the annual general meeting, the board of directors would appreciate receiving a proxy to exercise the voting rights attached to the shares to know the shareholders’ view on the respective items on the agenda.

According to Danish law, a proxy issued to the board of directors for the annual general meeting is only valid if it is in writing.

How to vote by correspondence

Shareholders may vote by correspondence no later than Tuesday 7 May 2019 end of day (CET) by:

-	returning the attached voting by correspondence form, duly completed and signed, by email to cbs@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

Votes by correspondence cannot be withdrawn.

Information on the website

Further information on the general meeting will be available on www.forward-pharma.com à Investors’ until and including the date of the annual general meeting, including:

-	The notice convening the general meeting;
-	Outline of the total number of shares and voting rights on the date of the notice;
-	The documents to be presented at the general meeting;

-	The agenda and the complete proposals as well as the audited annual report;
-	The forms to be used for voting by proxy or voting by correspondence.

15 April 2019

The board of directors of Forward Pharma A/S

Appendix 1

Florian Schönharting

Mr. Schönharting is currently the chairman of our board of directors and has served on the board since our incorporation in July 2005. Mr. Schönharting is our co-founder. He has also founded or co-founded several other biopharmaceutical companies, including Genmab A/S, Veloxis A/S (f/k/a Life Cycle Pharma A/S) and Zealand Pharma A/S. Mr. Schönharting has more than 23 years of investment executive experience in public and private equity funds involved in the biopharmaceutical industry. He actively managed BI Healthcare SICAV and BI Bioteknologi SICAV for eight years. Mr. Schönharting currently manages the following funds and certain affiliates of these funds: NB Public Equity K/S, Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S (NBOF), NB FP Investment I K/S (NBFPI) and NB FP Investment II K/S (NBFPII). Mr. Schönharting is also manager of Tech Growth Invest ApS. Mr. Schönharting has an M.Sc (Econ) from Copenhagen Business School.

Duncan Moore

Dr. Moore has served on our board of directors since May 2016. Dr. Moore is a partner at East West Capital Partners since May 2008. Previously, Dr Moore was a top ranked pharmaceutical analyst at Morgan Stanley from 1991 to 2008 and was a Managing Director from 1997 to 2008 leading the firm's global healthcare equity research team. Whilst at the University of Cambridge he co-founded a medical diagnostics company called Ultra Clone with two colleagues which led to the beginnings of a 20-year career in healthcare capital markets analysis. In 1986, he was involved in setting up the Bank Invest biotechnology funds and was on its scientific advisory board. Dr. Moore was educated in Edinburgh and went to the University of Leeds where he studied Biochemistry and Microbiology. He has an M.Phil and Ph.D. from the University of Cambridge where he was also a post-doctoral research fellow. Currently, he is an active investor in biomedical companies as Chairman of Lamellar Biomedical, Oncology Ventures and StepJockey. In addition, he has board positions at Cycle Pharma and Braidlock.

Torsten Goesch

Dr. Goesch has served on our board of directors since June 2006. He has also been the director of Rosetta Capital I, LP a secondary life sciences investor since 2002. In this function, Dr. Goesch is responsible for the management of several Rosetta Capital I, LP investments and has served as a member of the board of directors of many biopharmaceutical companies, including Enobia Ltd and Cytochroma Ltd. Dr. Goesch is also the founder and former Managing Director of TRG Invest, a Munich-based consulting business serving companies in the life science sector. Additionally, Dr. Goesch served as the General Manager for the German Speaking Countries at Biogen from 1997 to 1999, and before that was the Commercial Head of Merck KGaA's worldwide generics drug business, Merck Generics. He practiced as a physician of internal medicine at the University Hospital Hamburg-Eppendorf from 1988 to 1990, focusing on nephrology, immunology and oncology. Dr. Goesch has a Master of

Management from the J.L. Kellogg Graduate School of Management at Northwestern University, as well as an M.D. and Ph.D. from Heinrich Heine University Dusseldorf.

Grant Hellier Lawrence

Mr. Lawrence has served on our board of directors since July 2015. Mr. Lawrence is currently Managing Director and CFO at Nunc A/S, a Thermo Fisher Scientific company. He has more than 15 years of financial and information technology management experience within global Life Science manufacturing and commercial companies, where he has provided overa ll leadership and strategic direction with a proven record of driving sustained business and financial performance. Prior to joining Thermo Fisher Scientific, Mr. Lawrence worked for FMC and Pioneer Electronic Corporation. Mr. Lawrence holds a Diploma in Mechanical Engineering (1984) and graduated from the University of South Africa with a Bachelor of Commerce Degree in Accounting and Business Administration (1989).

Jakob Mosegaard Larsen

Mr. Larsen has served on our board of directors since July 2015. Mr. Larsen is currently a partner at Copenhagen-based law firm Mazanti-Andersen Korsø Jensen Law Firm LLP. Prior to January 1, 2016, Mr. Larsen was a Partner at Copenhagen-based the law firm Nielsen Nørager Law Firm LLP. Mr. Larsen serves as a trusted advisor of Danish and international private equity and venture fund managers. He has several years of experience acting as a legal adviser of biotech and life science companies. Mr. Larsen is chairman of the Danish Venture Capital and Private Equity Association's (DVCA) Legal Committee and serves as DVCA's representative on Invest Europe's Legal and Regulatory Committee. He graduated from Copenhagen University with a Master Degree in Law and holds an executive MBA from Copenhagen Business School.

From 2005 to December 31, 2015 (or for those entities that were established after 2005, since their inception), Nielsen Nørager Law Firm LLP acted as our Danish legal counsel and legal counsel to the Nordic Biotech funds that currently are our shareholders, and the advisory company and the general partners of those funds. Subsequent to December 31, 2015, Mazanti-Andersen Korsø Jensen Law Firm LLP has become our Danish legal counsel and legal counsel to the Nordic Biotech funds, the advisory company and the general partners of those funds. As a former partner in Nielsen Nørager Law Firm LLP and now as a partner at Mazanti - Andersen Korsø Jensen LLP, Mr. Larsen has been and remains extensively involved in the provision of these legal services. Since 2011, Mr. Larsen has also served as a member of the board of directors of the advisory company of two of the Nordic Biotech funds that currently are our shareholders. Mr. Larsen serves on our board of directors in his individual capacity and not as a representative of any of the law firms.

Ordinær generalforsamling i Forward Pharma A/S

INDKALDELSE TIL ORDINÆR GENERALFORSAMLING

Den ordinære generalforsamling i Forward Pharma A/S afholdes

Onsdag den 8. maj 2019, kl. 14.00

på selskabets adresse, Østergade 24A, 1. sal, 1100 København K, Danmark.

DAGSORDEN

(a)   Bestyrelsens beretning om selskabets virksomhed i det forløbne regnskabsår.

(b)   Fremlæggelse og godkendelse af revideret årsrapport.

(c)	Anvendelse af overskud eller dækning af underskud i henhold til den godkendte årsrapport.

(d)   Meddelelse af decharge til bestyrelsen og direktionen.

(e)   Valg af medlemmer til bestyrelsen.

(f)    Valg af revisor.

(g)   Eventuelle forslag fra bestyrelse og aktionærer.

(h)   Eventuelt.

UDDYBELSE AF PUNKTERNE PÅ DAGSORDENEN

Punkt (b):

Bestyrelsen foreslår, at den reviderede årsrapport for 2018 godkendes af generalforsamlingen.

Punkt (c):

Bestyrelsen foreslår, at resultatet for regnskabsåret 2018 overføres til næste år.

Punkt (d):

Bestyrelsen foreslår, at der meddeles decharge til bestyrelsen og direktionen.

Punkt (e):

Hele bestyrelsen, bestående af Florian Schönharting (formand), Duncan Charles McNaught Moore, Torsten Goesch, Grant Hellier Lawrence og Jakob Mosegaard Larsen er på valg. Bestyrelsen foreslår genvalg af alle bestyrelsesmedlemmer. Nærmere information om kandidaternes uddannelse, kompetencer og erfaring fremgår af bilag 1 (på engelsk).

Punkt (f):

I henhold til punkt 13.1 i vedtægterne vælges selskabets revisor for ét år ad gangen. Bestyrelsen foreslår genvalg af Ernst & Young Godkendt Revisionspartnerselskab, CVR-nr. 30700228.

Punkt (g):

1.

Bestyrelsen foreslår at bemyndigelsen til bestyrelsen i punkt 3.2 i vedtægterne til at udstede warrants og de underliggende aktier til medarbejdere, direktionsmedlemmer, bestyrelsesmedlemmer og konsulenter forlænges til den 1. maj 2024, således at punkt 3.2 herefter lyder som følger:

”Bestyrelsen er i perioden indtil 1. maj 2024 bemyndiget til, ad én eller flere gange, uden fortegningsret for selskabets eksisterende aktionærer, at udstede op til 53.400.000 warrants (hvoraf 51.261.480 allerede er udstedt forud for bemyndigelsens forlængelse den 7. maj 2019), der hver giver ret til at tegne en aktie á nominelt DKK 0,01, til dets medarbejdere, direktionsmedlemmer, bestyrelsesmedlemmer og konsulenter og/eller medarbejdere, direktionsmedlemmer, bestyrelsesmedlemmer og konsulenter i dets datterselskaber. Bestyrelsen kan også benytte denne bemyndigelse til at udstede nye warrants som erstatning for eksisterende og ikke udnyttede warrants, der ejes af tidligere medarbejdere, direktionsmedlemmer, bestyrelsesmedlemmer og konsulenter i selskabet og dets datterselskaber. Bestyrelsen bemyndiges samtidig til at foretage de dertilhørende kapitalforhøjelser med op til nominelt DKK 534.000, det vil sige op til 53.400.000 aktier á nominelt DKK 0,01. De nye aktier, som kan tegnes ved udnyttelse af warrants, udstedes til en tegningskurs, der fastsættes af bestyrelsen, og som kan være lavere end markedskursen på tidspunktet for udstedelsen af de pågældende warrants. Øvrige vilkår for warrants fastsættes af bestyrelsen i forbindelse med bestyrelsens udnyttelse af bemyndigelsen.”

Punkt 3.3 i vedtægterne skal gælde for de aktier, der udstedes i henhold til ovenstående bemyndigelse:

”For aktier udstedt på baggrund af bemyndigelsen i punkt 3.2 skal i øvrigt gælde:

at der ikke kan ske delvis indbetaling,

at tegningen af aktier foretages uden fortegningsret for de eksisterende aktionærer, at aktierne skal tegnes ved kontant indbetaling,

at aktierne skal være ikke-omsætningspapirer,

at aktierne skal lyde på navn og noteres i selskabets ejerbog, og at aktierne i øvrigt i enhver henseende har samme rettigheder som de eksisterende aktier.

Bestyrelsen kan foretage de ændringer i selskabets vedtægter, der måtte være en følge af kapitalforhøjelsen.”

Formålet med forslaget er at sikre, at bestyrelsen fortsat har tilstrækkelig fleksibilitet til at motivere medarbejdere, direktionsmedlemmer, bestyrelsesmedlemmer og konsulenter og eventuelt at erstatte eksisterende og ikke udnyttede warrants med nye warrants, hvis bestyrelsen skønner, at det er hensigtsmæssigt og i selskabets interesse.

2.

Bestyrelsen foreslår at bemyndigelsen til bestyrelsen i punkt 3 .4 i vedtægterne til at udstede aktier til medarbejdere, direktionsmedlemmer, bestyrelsesmedlemmer og konsulenter forlænges til den 1. maj 2024, således at punkt 3.4 herefter lyder som følger:

”Bestyrelsen er i perioden indtil 1. maj 2024 bemyndiget til uden fortegningsret for selskabets eksisterende aktionærer at forhøje selskabets aktiekapital, ad en eller flere omgange, med op til nominelt DKK 214.000, det vil sige op til 21.400.000 aktier á nominelt DKK 0,01, ved udstedelse af aktier til dets medarbejdere, direktionsmedlemmer, bestyrelsesmedlemmer og konsulenter og/eller medarbejdere, direktionsmedlemmer, bestyrelsesmedlemmer og konsulenter i dets datterselskaber. De nye aktier udstedes til en kurs, der fastsættes af bestyrelsen og som kan være lavere end markedskursen. Øvrige vilkår for en sådan udstedelse af aktier fastsættes af bestyrelsen i forbindelse med bestyrelsens udnyttelse af bemyndigelsen.”

Punkt 3.5 i vedtægterne skal gælde for de aktier, der udstedes i henhold til ovenstående bemyndigelse:

”For aktier udstedt på baggrund af bemyndigelsen i punkt 3.4 skal i øvrigt gælde:

at der ikke kan ske delvis indbetaling,

at tegningen af aktier foretages uden fortegningsret for de eksisterende aktionærer, at aktierne skal tegnes ved kontant indbetaling,

at aktierne skal være ikke-omsætningspapirer,

at aktierne skal lyde på navn og noteres i selskabets ejerbog, og at aktierne i øvrigt i enhver henseende har samme rettigheder som de eksisterende aktier.

Bestyrelsen kan foretage de ændringer i selskabets vedtægter, der måtte være en følge af kapitalforhøjelsen.”

Formålet med forslaget er at sikre, at bestyrelsen fortsat har tilstrækkelig fleksibilitet til at motivere medarbejdere, direktionsmedlemmer, bestyrelsesmedlemmer og konsulenter.

3.

Bestyrelsen foreslår at bemyndigelsen til bestyrelsen i punkt 3.6 i vedtægterne til at udstede aktier forlænges til den 1. maj 2024, således at punkt 3.6 herefter lyder som følger:

”Bestyrelsen er indtil 1. maj 2024 bemyndiget til at beslutte at forhøje selskabets aktiekapital, ad én eller flere gange, med et nominelt beløb på i alt op til DKK 1.000.000 ved udstedelse af i alt op til 100.000.000 aktier á nominelt DKK 0,01 til en kurs fastsat af bestyrelsen, der kan være lavere end markedskursen.”

Punkt 3.7 i vedtægterne skal gælde for de aktier, der udstedes i henhold til ovenstående bemyndigelse:

”For aktier udstedt på baggrund af bemyndigelsen i punkt 3.6 skal i øvrigt gælde:

at der ikke kan ske delvis indbetaling,

at tegningen af aktier foretages uden fortegningsret for de eksisterende aktionærer,

at aktierne skal tegnes ved kontant indbetaling, indbetaling i andre værdier end kontanter eller gældskonvertering,

at aktierne skal være ikke-omsætningspapirer, og

at aktierne skal lyde på navn og noteres i selskabets ejerbog.

Bestyrelsen kan foretage de ændringer i selskabets vedtægter, der måtte være en følge af kapitalforhøjelsen.”

Formålet med forslaget er bl.a. at sikre, at bestyrelsen fortsat har tilstrækkelig fleksibilitet til at tilføre kapital til selskabet, om nødvendigt.

4.

Bestyrelsen foreslår at bemyndigelsen til bestyrelsen i punkt 4.2 i vedtægterne til at erhverve egne aktier forlænges til den 1. maj 2024, således at punkt 4.2 lyder som følger

Bestyrelsen er i perioden indtil 1. maj 2024 bemyndiget til at lade Selskabet erhverve egne aktier i et omfang således, at den pålydende værdi af Selskabets samlede beholdning af egne aktier ikke på noget tidspunkt overstiger 10 procent af aktiekapitalen. Vederlaget for de pågældende aktier må ikke afvige mere end 20 procent fra følgende kurs: Den ved erhvervelsen noterede kurs for de på NASDAQ Global Select Market, New York, under fondskode US34986J1051 handlede American Depositary Shares relateret til selskabets aktier divideret med 2 (svarende til antallet af underliggende aktier i selskabet per American Depositary Share). Autorisationen kan benyttes til at (i) erhverve egne aktier direkte, og/eller (ii) erhverve American Depositary Shares som derefter kan overleveres til depotbanken mod levering af de underliggende aktier repræsenteret af American Depositary Shares.

Punkt (h):

Ingen beslutninger eller forslag kan vedtages under punkt (h).

YDERLIGERE INFORMATION

Majoritetskrav

Alle forslag på dagsordenen under pkt. (b) – (f) kan besluttes ved simpelt stemmeflertal. Alle forslag under dagsordenens pkt. (g) kan besluttes ved et flertal på mindst 9/10 af de afgivne stemmer såvel som mindst 9/10 af den på generalforsamlingen repræsenterede aktiekapital.

Aktiekapital

Selskabets nuværende aktiekapital udgør DKK 950.738,64 fordelt på 95.073.864 aktier à nominelt DKK 0,01. Hvert aktiebeløb på nominelt DKK 0,01 giver én stemme.

Registreringsdato

Registreringsdatoen er onsdag den 1. maj 2019 ved dagens udløb.

Deltagelse og stemmerettigheder

En aktionærs ret til at deltage i og stemme på den ordinære generalforsamling fastlægges på baggrund af de aktier, som aktionæren besidder på registreringsdatoen.

De aktier, den enkelte aktionær besidder på registreringsdatoen, opgøres på baggrund af (i) antallet af aktier registreret i selskabets ejerbog samt (ii) eventuelle meddelelser om ejerforhold, som selskabet har modtaget, men som endnu ikke er indført i ejerbogen.

Deltagelse er betinget af, at aktionæren rettidigt har rekvireret et adgangskort.

Rekvirering af adgangskort

Adgang til den ordinære generalforsamling er betinget af, at aktionæren har rekvireret et adgangskort senest fredag den 3. maj 2019 ved dagens udløb.

Adgangskort til den ordinære generalforsamling kan rekvireres:

-	ved at kontakte Forward Pharma A/S pr. telefon +45 33 44 42 42, eller
-	ved at returnere vedlagte bestillingsformular i udfyldt og underskrevet stand pr. e- mail til cbs@forward-pharma.com eller pr. almindelig post til Forward Pharma A/S, Østergade 24A, 1, 1100 København K, Danmark.

Afgivelse af fuldmagt

Stemmefuldmagter skal være indsendt senest tirsdag den 7. maj 2019 ved dagens udløb. Afgivelse af stemmefuldmagt kan ske:

-	ved at returnere vedlagte fuldmagtsformular i udfyldt og underskrevet stand pr. e- mail til cbs@forward-pharma.com eller pr. almindelig post til Forward Pharma A/S, Østergade 24A, 1, 1100 København K, Danmark.

Fra aktionærer, der er forhindret i at deltage i generalforsamlingen, modtager bestyrelsen gerne en fuldmagt til at afgive de stemmer, der er tilknyttet til aktierne, for at blive bekendt med aktionærernes stillingtagen til dagsordenens forskellige punkter.

I henhold til dansk lovgivning er en fuldmagt udstedt til bestyrelsen til brug for generalforsamlingen kun gyldig, hvis den er skriftlig.

Afgivelse af brevstemme

Aktionærer kan brevstemme indtil senest tirsdag den 7. maj 2019 ved dagens udløb:

-	ved at returnere vedlagte brevstemmeformular i udfyldt og underskrevet stand pr. e-mail til cbs@forward-pharma.com eller pr. almindelig post til Forward Pharma A/S, Østergade 24A, 1, 1100 København K, Danmark.

Brevstemmer kan ikke tilbagekaldes.

Information på hjemmesiden

Yderligere oplysninger om generalforsamlingen vil være tilgængelige på www.forward- pharma.com à ‘Investors’ til og med datoen for den ordinære generalforsamling, herunder:

-	Indkaldelsen,
-	Oversigt over det samlede antal aktier og stemmerettigheder på datoen for indkaldelsen,

-	De dokumenter, der skal fremlægges på generalforsamlingen,
-	Dagsordenen og de fuldstændige forslag samt revideret årsrapport,
-	De formularer, der skal anvendes ved stemmeafgivelse pr. fuldmagt eller skriftligt ved brevstemme.

15. april 2019

Bestyrelsen i Forward Pharma A/S

Bilag 1

Florian Schönharting

Mr. Schönharting is currently the chairman of our board of directors and has served on the board since our incorporation in July 2005. Mr. Schönharting is our co-founder. He has also founded or co-founded several other biopharmaceutical companies, including Genmab A/S, Veloxis A/S (f/k/a Life Cycle Pharma A/S) and Zealand Pharma A/S. Mr. Schönharting has more than 23 years of investment executive experience in public and private equity funds involved in the biopharmaceutical industry. He actively managed BI Healthcare SICAV and BI Bioteknologi SICAV for eight years. Mr. Schönharting currently manages the following funds and certain affiliates of these funds: NB Public Equity K/S, Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S (NBOF), NB FP Investment I K/S (NBFPI) and NB FP Investment II K/S (NBFPII). Mr. Schönharting is also manager of Tech Growth Invest ApS. Mr. Schönharting has an M.Sc (Econ) from Copenhagen Business School.

Duncan Moore

Dr. Moore has served on our board of directors since May 2016. Dr. Moore is a partner at East West Capital Partners since May 2008. Previously, Dr Moore was a top ranked pharmaceutical analyst at Morgan Stanley from 1991 to 2008 and was a Managing Director from 1997 to 2008 leading the firm's global healthcare equity research team. Whilst at the University of Cambridge he co-founded a medical diagnostics company called Ultra Clone with two colleagues which led to the beginnings of a 20-year career in healthcare capital markets analysis. In 1986, he was involved in setting up the Bank Invest biotechnology funds and was on its scientific advisory board. Dr. Moore was educated in Edinburgh and went to the University of Leeds where he studied Biochemistry and Microbiology. He has an M.Phil and Ph.D. from the University of Cambridge where he was also a post-doctoral research fellow. Currently, he is an active investor in biomedical companies as Chairman of Lamellar Biomedical, Oncology Ventures and StepJockey. In addition, he has board positions at Cycle Pharma and Braidlock.

Torsten Goesch

Dr. Goesch has served on our board of directors since June 2006. He has also been the director of Rosetta Capital I, LP a secondary life sciences investor since 2002. In this function, Dr. Goesch is responsible for the management of several Rosetta Capital I, LP investments and has served as a member of the board of directors of many biopharmaceutical companies, including Enobia Ltd and Cytochroma Ltd. Dr. Goesch is also the founder and former Managing Director of TRG Invest, a Munich-based consulting business serving companies in the life science sector. Additionally, Dr. Goesch served as the General Manager for the German Speaking Countries at Biogen from 1997 to 1999, and before that was the Commercial Head of Merck KGaA's worldwide generics drug business, Merck Generics. He practiced as a physician of internal medicine at the University Hospital Hamburg-Eppendorf from 1988 to 1990, focusing on nephrology, immunology and oncology. Dr. Goesch has a Master of Management from the J.L. Kellogg Graduate School of

Management at Northwestern University, as well as an M.D. and Ph.D. from Heinrich Heine University Dusseldorf.

Grant Hellier Lawrence

Mr. Lawrence has served on our board of directors since July 2015. Mr. Lawrence is currently Managing Director and CFO at Nunc A/S, a Thermo Fisher Scientific company. He has more than 15 years of financial and information technology management experience within global Life Science manufacturing and commercial companies, where he has provided overall leadership and strategic direction with a proven record of driving sustained business and financial performance. Prior to joining Thermo Fisher Scientific, Mr. Lawrence worked for FMC and Pioneer Electronic Corporation. Mr. Lawrence holds a Diploma in Mechanical Engineering (1984) and graduated from the University of South Africa with a Bachelor of Commerce Degree in Accounting and Business Administration (1989).

Jakob Mosegaard Larsen

Mr. Larsen has served on our board of directors since July 2015. Mr. Larsen is currently a partner at Copenhagen-based law firm Mazanti-Andersen Korsø Jensen Law Firm LLP. Prior to January 1, 2016, Mr. Larsen was a Partner at Copenhagen-based the law firm Nielsen Nørager Law Firm LLP. Mr. Larsen serves as a trusted advisor of Danish and international private equity and venture fund managers. He has several years of experience acting as a legal adviser of biotech and life science companies. Mr. Larsen is chairman of the Danish Venture Capital and Private Equity Association's (DVCA) Legal Committee and serves as DVCA's representative on Invest Europe's Legal and Regulatory Committee. He graduated from Copenhagen University with a Master Degree in Law and holds an executive MBA from Copenhagen Business School.

From 2005 to December 31, 2015 (or for those entities that were established after 2005, since their inception), Nielsen Nørager Law Firm LLP acted as our Danish legal counsel and legal counsel to the Nordic Biotech funds that currently are our shareholders, and the advisory company and the general partners of those funds. Subsequent to December 31, 2015, Mazanti-Andersen Korsø Jensen Law Firm LLP has become our Danish legal counsel and legal counsel to the Nordic Biotech funds, the advisory company and the general partners of those funds. As a former partner in Nielsen Nørager Law Firm LLP and now as a partner at Mazanti-Andersen Korsø Jensen LLP, Mr. Larsen has been and remains extensively involved in the provision of these legal services. Since 2011, Mr. Larsen has also served as a member of the board of directors of the advisory company of two of the Nordic Biotech funds that currently are our shareholders. Mr. Larsen serves on our board of directors in his individual capacity and not as a representative of any of the law firms.